Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

BorgWarner Inc. and Consolidated Subsidiaries (the "Company") is a leading global supplier of highly engineered systems and components for powertrain applications. Our products help improve vehicle performance, fuel efficiency, handling and air quality. Our products are manufactured and sold worldwide, primarily to original equipment manufacturers (OEM) of passenger cars, sport utility vehicles, trucks, and commercial transportation products. The Company operates manufacturing facilities serving customers in the Americas, Europe and Asia, and is an original equipment supplier to every major OEM in the world.

The Company made some key acquisitions in 1999. Kuhlman Corporation (Kuhlman) was acquired in March of 1999 and the Eaton Fluid Power Division (Eaton) in October 1999. Both of these acquisitions were accounted for under the purchase method of accounting, and the results are reflected in the accompanying information from the date of acquisition. The turbocharger business from Kuhlman, combined with our German turbocharger business, adds to the Morse TEC business segment's variety of engine-related products to improve performance, fuel economy and air quality. The Eaton and Kuhlman powertrain cooling businesses were combined to form the Cooling Systems business. Substantially all of the remaining Kuhlman businesses have been sold.

Results of Operations
2001 vs. 2000 vs. 1999

BorgWarner reported net earnings for 2001 of $66.4 million, or $2.51 per diluted share, compared to 2000 earnings of $94.0 million, or $3.54 per diluted share. Excluding restructuring and other non-recurring charges, 2001 earnings were $85.4 million, or $3.23 per diluted share, compared to 2000 earnings of $132.7 million, or $5.01 per diluted share. Net earnings in 1999 were $132.3 million or $5.07 per diluted share.

Overall, our sales declined 11.1% from 2000 and grew 7.6% between 2000 and 1999. Excluding sold businesses, sales were 7.1% lower in 2001 and 10.2% higher in 2000, than the previous year. The main cause of the sales decline was the overall sales decline in the auto industry. As a comparison, worldwide vehicle production decreased by 3.8% in 2001 and increased 2.8% in 2000. North American production decreased by 9.7% in 2001 and increased by 1.3% in 2000, Japanese production decreased by 2.3% in 2001 and increased by 2.2% in 2000 and Western European production increased 1.4% and 1.3% in 2001 and 2000, respectively.

Our 2001 results reflected ongoing weak production demand, the weak Euro and Yen, production slowdowns and shutdowns across all of our operating segments, and further deterioration in the heavy truck market. If currencies remained at their average 2000 rates in 2001, our 2001 revenues would have been approximately

$47 million higher and our 2001 pre-tax income would have been approximately $7 million higher. The primary growth drivers in 2000 over 1999 were relatively strong global automotive markets, growth in engine timing systems applications, strong demand for turbochargers, especially in European passenger cars, increased content on new generations of transmissions, improvements in four-wheel drive installation rates on light trucks and results from acquisitions.

Our outlook as we head into 2002 is one of cautious optimism as the North American automotive market continues to experience a downturn. We anticipate the first half of 2002 will continue to be weak, but we intend to use our financial strength to manage through the weakness by controlling costs and other spending so that we are poised to take advantage of opportunities as the cycle turns up again. We are cautiously optimistic that light vehicle production will recover somewhat in the second half of 2002 and we will see growth from our new applications. We also saw the beginnings of a decline in Europe in the fourth quarter of 2001 and expect this to continue throughout 2002.

Results By Operating Segment

Our products fall into five reportable operating segments: Air/Fluid Systems, Cooling Systems, Morse TEC, TorqTransfer Systems, and Transmission Systems. The segments are profiled on pages 5 through 7. The following tables detail sales and earnings before interest and taxes (EBIT) by segment for each of the last three years.

Net Sales

Year Ended December 31,	(millions of dollars)		
	2001	2000	1999
Air/Fluid Systems	$ 357.8	$ 427.8	$ 413.9
Cooling Systems	220.5	281.3	142.8
Morse TEC	869.4	885.8	796.9
TorqTransfer Systems	500.1	526.7	563.3
Transmission Systems	428.8	437.5	413.4
Divested operations and businesses held for sale	18.0	132.9	178.0
Inter-segment eliminations	(43.0)	(46.1)	(49.7)
Net sales	$2,351.6	$2,645.9	$2,458.6

Earnings Before Interest and Taxes

Year Ended December 31,	(millions of dollars)		
	2001	2000	1999
Air/Fluid Systems	$ 12.9	$ 35.7	$ 36.5
Cooling Systems	7.5	32.1	17.9
Morse TEC	119.8	127.4	109.7
TorqTransfer Systems	24.1	37.2	41.2
Transmission Systems	48.5	46.0	54.1
Divested operations and businesses held for sale	(0.2)	3.2	6.9
Earnings before interest and taxes	$212.6	$281.6	$266.3

Management's Discussion and Analysis of Financial Condition and Results of Operations

Air/Fluid Systems experienced a 16.4% decrease in sales and a 63.9% decrease in EBIT compared to the prior year. The decline in sales was primarily due to pricing and volume weakness at DaimlerChrysler, a major Air/Fluid Systems customer. Volume decreases, product mix issues and production issues related to facility rationalizations contributed to the EBIT margin decline.

Sales increased by 3.4% and EBIT decreased 2.2%, respectively, from 1999 to 2000. The increase in sales was largely attributable to increased demand for pump products for emission control. The decline in EBIT was due to product mix issues and costs related to facility rationalizations.

Despite a tempered outlook for 2002 due to industry conditions, we believe that Air/Fluid Systems continues to provide opportunities for growth. We expect the business to benefit from the trend in automatic transmissions to convert individual solenoids to modules and "smart" modules with integrated transmission control units. The business should also benefit from the trend toward non-conventional automated transmissions. Other opportunities in the coming years include products designated to improve fuel efficiency and reduce emissions as well as fluid pumps for engine hydraulics supporting variable cam timing and engine lubrication.

Cooling Systems' sales decreased 21.6% and EBIT decreased 76.6% from the prior year. Cooling Systems was heavily impacted by the deteriorating North American market conditions since approximately 80% of the business' sales are to customers in North America, mainly in the sport utility (SUV), light, medium and heavy truck markets. This performance was in line with our expectations due to weakness in the North American heavy truck market, along with an application lost in 2001.

The increases in sales and EBIT in 2000 relative to 1999 primarily reflect full year results for this business, which was formed in 1999.

We expect our leadership position to favorably impact results once new business is launched and the truck markets recover, which we currently expect to happen in 2003. Increasing fuel economy and environmental legislation in North America and Europe are expected to drive demand for electronically controlled cooling systems to accommodate increasingly higher operating engine temperatures. These same requirements are driving developing countries to embrace mechanically controlled drives and, because of our full product range and manufacturing locations in every major vehicle producing region, we expect to be well positioned to benefit from the product life cycle in these markets.

Morse TEC sales decreased by 1.9% and EBIT declined by 6.0%. The North American automotive downturn affected this business, but was partially offset by expanded applications, particularly for engine timing systems. The European portion of the business continued to be strong, particularly turbochargers and engine timing systems. However, the weakness in European currencies mitigated that strength. Results for the business were also adversely impacted by the weakness throughout the year in the Yen. The EBIT decline was due to the previously mentioned lower volumes and a change in mix between chain products and turbocharger products.

Morse TEC sales increased 11.2% and EBIT increased 16.1% from 1999 to 2000, despite being negatively affected by the weak Euro, both for the turbocharger portion and the timing chain portion of the business. The growth was due to the strength of the European turbocharger market for gasoline and diesel passenger cars and commercial vehicles, as well as new and expanded engine timing programs in each geographical region.

Morse TEC revenue is expected to grow in the coming years as turbocharger capacity is increased to meet demand on direct-injected diesel passenger cars and as new generations of turbochargers for commercial diesel applications are introduced. The introduction of additional new products, including timing systems for Chrysler overhead cam engines, increased North American transplant business, Ford's global four cylinder engine program, and drive chain for the new Toyota hybrid engine and other Japanese and Korean applications, are expected in the coming years. This business expects to benefit from the continued conversion of engine timing systems from belts to chains in both Europe and Japan. Such growth may be tempered by the current downturn.

TorqTransfer Systems' sales decreased 5.1% and EBIT decreased 35.2% from the prior year. This business suffered particularly in the early part of the year from the effects of erratic scheduling, with OEMs cutting volumes at short notice in response to the market downturn and the continued effects of the Ford Explorer/Firestone tire issue.

The EBIT decline caused primarily by the effects of the downturn was compounded by the need to support the launch of new programs, discussed below, which involved substantial engineering effort and the installation of new manufacturing capacity.

Sales were down 6.5% and EBIT was down 9.7% in 2000 versus 1999. The declines were not surprising given the weak second half of 2000 and the problems with Ford Explorer/Firestone tires, as the Explorer is a major application for this segment. Production volume of this vehicle was lower by 4% compared with

1999, with our sales declining as a result. Sales of other vehicles that use TorqTransfer Systems' products were also down in 2000, particularly other Ford light trucks and SUVs.

August 2000 saw the launch of TorqTransfer's first InterActive Torque Management (ITM) system application in the Acura MDX. While the system has great promise going forward, it did not contribute significantly in 2000 due to the impact of start-up costs and its launch late in the year. Considering the sales decline, the group did a solid job of limiting EBIT losses. This was done by recognizing early that the year would be one of limited growth potential and this business took a number of actions to control costs, including restrictions on hiring, controls on non-essential spending and shifting production to maximize capacity utilization.

For 2002, this group expects to benefit from a new contract to supply transfer cases to General Motors, as well as new business with Kia and Hyundai. In addition, Honda has requested a significant uplift in volumes for the ITM torque management device to be used in the Honda Pilot, a new SUV. We expect moderate growth from this business next year because of these new product introductions. Shipments against these new contracts should begin ramping up in the second quarter, with more significant increases in the third quarter coinciding with the 2003 model year.

Transmission Systems' sales decreased 2.0%, but EBIT increased 5.4% in 2001. The sales reduction was linked to volume decreases experienced by major North American OEMs, driven by the general North American automotive industry downturn as well as market share losses by the North American automakers to European and Asian automakers in North America. Strong sales to European and Asian customers partially offset the North American OEM sales decline, due to their aforementioned export gains as well as solid domestic volume levels in their respective regions. Increased installation rates for automated transmissions continued to grow in Europe and Asia, nearly offsetting the decline in volume in North America. Because of significant cost cutting efforts taken in late 2000 and early 2001, this business was able to increase EBIT, even while sales decreased. This business was quick to respond to the softening North American marketplace and took costs out of its overhead structure to be more in line with current industry levels.

Compared to 1999, 2000 sales increased 5.8%. The sales growth came principally from Korea, where this business benefited from both strong local build rates and an increasing installation rate for automatic transmissions. In Europe, sales were strong in local currency, but translated to fewer dollars because of the weakness of the Euro. In North America sales were up for the year due to strong customer build rates in the first half of 2000. Sales declined in the latter part of the year,

particularly in the fourth quarter. EBIT in 2000 was 15.0% below 1999 levels. Volume related improvements in Korea were more than offset by operating problems incurred in North America. The restructuring charges recognized in the third and fourth quarters of 2000 were taken in part to restructure operations at the Transmission Systems group.

Transmission Systems expects to achieve moderate sales growth in 2002, linked to volume ramp-ups in recently launched applications as well as continued global market share increases by key customers in Europe and Asia. This sales increase is expected in spite of current concerns about North American automotive market demand levels, which are likely to remain soft during the first half of the year. The business should continue to benefit from restructuring actions taken in 2000 and 2001 to better align the businesses to the anticipated level of activity and from significant cost reduction projects initiated in 2001 which will carry over into the new year.

Divested operations and businesses held for sale includes the results of Fuel Systems, sold in 2001; the HVAC business, which was sold during 2000; and the forged powder metal race business sold in 1999. These businesses did not fit our strategic goals, and we believe our resources are better spent on our core technologies in highly engineered components and systems. The sale of the Fuel Systems business did not result in a significant gain or loss. However, we adjusted our carrying value of this business in 2000 as part of the restructuring charge discussed below. The $5.4 million gain on the sale of the HVAC business in 2000 is included in equity in affiliates and other income. The sale of the forged powder metal race business did not result in a significant gain or loss. Divested operations and businesses held for sale contributed to sales of $18.0 million, $132.9 million, and $178.0 million and EBIT of $(0.2) million, $3.2 million, and $6.9 million in 2001, 2000, and 1999, respectively.

Corporate, including equity in affiliates was a $30.3 million charge in 2001, compared to a $7.3 million charge in 2000, and a $10.1 million charge in 1999. This amount represents headquarters expenses, equity in affiliates, and expenses not assigned to individual segments. The main reasons for the increase in the charge were a decrease of $10.5 million in the excess of earnings from pension assets over the costs of the U.S. pension plans and the $5.4 million gain on the sale of the HVAC business in 2000. Corporate headquarters expense was relatively unchanged at $20.5 million in 2001 compared to $19.2 million in 2000.

Our top ten customers accounted for approximately 78% of consolidated sales compared to 77% in 2000 and 75% in 1999. Ford continues to be our largest

Management's Discussion and Analysis of Financial Condition and Results of Operations

customer with 30% of consolidated sales in 2001, compared to 30% and 31% in 2000 and 1999, respectively. DaimlerChrysler, our second largest customer, represented 21% of consolidated sales in 2001 and 19% of consolidated sales in both 2000 and 1999; and General Motors accounted for 12%, 13%, and 13%, in 2001, 2000, and 1999, respectively. No other customer accounted for more than 10% of consolidated sales in any of the periods presented.

Other Factors Affecting Results of Operations

The following table details our results of operations as a percentage of sales:

Year Ended December 31,	2001*	2000*	1999
Net sales	100.0%	100.0%	100.0%
Cost of sales	76.6	75.7	76.8
Gross margin	23.4	24.3	23.2
Depreciation and amortization	6.2	5.5	5.0
Selling, general and administrative expenses	10.0	9.2	8.3
Minority interest, affiliate earnings, net of tax and other income	(0.6)	(0.8)	(0.5)
Earnings before interest and taxes	7.8%	10.4%	10.4%

*To make the table comparable across years, 2001 excludes $28.4 million, or 1.2% of sales, of non-recurring charges, and 2000 excludes $62.9 million, or 2.4% of sales, of restructuring and other non-recurring charges.

Gross margin for 2001 was 23.4%, a decrease from the 2000 margin of 24.3%, but a slight increase from the 1999 margin of 23.2%. The decrease in margin in 2001 is mainly due to the drop in volume, as we had fewer sales dollars to cover our fixed plant costs. The margin increase in 2000, compared to 1999 is partly attributable to the acquisition of higher margin operations and the divestiture of lower margin operations in 1999. In addition, many of our core businesses also showed gross margin improvement. In 2001, the combination of price reductions to customers and cost increases for material, labor and overhead totaled approximately $37 million, as compared to $16 million and $63 million in 2000 and 1999, respectively. We were able to partially offset these impacts by actively pursuing reductions from our suppliers and making changes in product design and using process technology to remove cost and/or improve manufacturing capabilities.

Depreciation and amortization as a percentage of sales was 6.2% in 2001 versus 5.5% in 2000 and 5.0% in 1999. The 2001 and 2000 amounts were a result of a full year's amortization of the goodwill associated with the additional businesses acquired in 1999 as well as the relatively higher levels of capital spending in recent years. The 2001 dollar amount was about the same as 2000; the higher percentage of sales was due to a lower sales volume.

Selling, general and administrative expenses (SG&A) as a percentage of sales increased to 10.0% from 9.2% and 8.3% in 2000 and 1999, respectively. Lower sales volumes, as well as our continued commitment to research and development (R&D) in order to capitalize on growth opportunities have caused the increases. R&D spending was $104.5 million, or 4.4% of sales, as compared with $112.0 million, or 4.2% of sales, and $91.6 million, or 3.7% of sales in 2001, 2000 and 1999, respectively. We continue to invest in a number of cross-segment R&D programs, as well as a number of other key programs, all of which are necessary for short and long-term growth. We intend to maintain our commitment to R&D investment in the coming years while continuing to focus on controlling other SG&A costs.

Restructuring and other non-recurring charges included $28.4 million of non-recurring charges which were incurred in the fourth quarter of 2001. These charges primarily include adjustments to the carrying value of certain assets and liabilities related to businesses acquired and disposed of over the past three years. Of the $28.4 million of pretax charges, $5.0 million represents non-cash charges. Approximately $3.3 million was spent in 2001, $8.4 million was transferred to environmental reserves and the remaining $11.7 million is expected to be spent over the next two years. The Company expects to fund the total cash outlay of these actions with cash flow from operations.

Restructuring and other non-recurring charges totaling $62.9 million were incurred in the second half of 2000 in response to deteriorating market conditions. The charges included the rationalization and integration of certain businesses and actions taken to bring costs in line with vehicle production slowdowns in major customer product lines. Of the $62.9 million in pretax charges, $47.3 million represented non-cash charges. Approximately $4.4 million was spent in 2000 and the remaining $11.2 million was spent in 2001. The actions taken as part of the 2000 restructuring charges are expected to generate approximately $19 million in annualized savings, primarily from lower salaries and benefit costs and reduced depreciation charges. These savings were more than offset by lower revenue from the deterioration in the automotive and heavy truck markets.

BorgWarner 2001 27

BorgWarner Inc. and Consolidated Subsidiaries

Components of the restructuring and other non-recurring charges are detailed in the following table and discussed further below.

(millions of dollars)

	Severance and Other Benefits	Asset Write-downs	Loss on Sale of Business	Other Exit Costs and Non-Recurring Charges	Total
Provisions	$ 8.9	$ 11.6	$ 35.2	$ 7.2	$ 62.9
Incurred	(4.3)	—	—	(0.1)	(4.4)
Non-cash write-offs	—	(11.6)	(35.2)	(0.5)	(47.3)
Balance, December 31, 2000	4.6	—	—	6.6	11.2
Provisions	—	5.0	—	23.4	28.4
Incurred	(4.6)	—	—	(18.3)	(22.9)
Non-cash write-offs	—	(5.0)	—	—	(5.0)
Balance, December 31, 2001	$ —	$ —	$ —	$ 11.7	$ 11.7

Severance and other benefit costs relate to the reduction of approximately 220 employees from the workforce. The reductions affect each of our operating segments, apart from TorqTransfer Systems, across each of our geographical areas, and across each major functional area, including production and selling and administrative positions. As of December 31, 2001, approximately $8.9 million had been paid for severance and other benefits for the terminated employees.

Asset write-downs primarily consist of the write-off of impaired assets that will no longer be used in production as a result of the industry downturn and the consolidation of certain operations. Such assets have been taken or are in process of being taken out of productive use and are being disposed.

Loss on anticipated sale of business is related to the Fuel Systems business, which was sold in April 2001. Fuel Systems produced metal tanks for the heavy truck market in North America and did not fit our strategic focus on powertrain technology. In April 2000, we announced our intention to sell this non-core business, which was acquired as part of the vehicle products business of Kuhlman Corporation in March 1999. With the deterioration of the North American heavy truck market in the second half of 2000, the value of this business had significantly decreased, creating the $35.2 million pre-tax loss. In April 2001, the Company completed the sale of its fuel systems business to an investor group led by TMB Industries, a private equity group. Terms of the transaction did not have a significant impact on the Company's results of operations, financial condition or cash flows.

Other exit costs and non-recurring charges are primarily non-employee related exit costs incurred to close certain non-production facilities the Company has previously sold or no longer needs and non-recurring product quality related charges.

The 2001 non-recurring charges include $8.4 million of environmental remediation costs related to sold businesses and $12.0 million of product quality costs for issues with products that were sold by acquired businesses prior to acquisition, all of which have been fixed in the currently produced products.

Equity in affiliate earnings, net of tax and other income decreased by $6.8 million from 2000 and increased by $9.7 million between 2000 and 1999. The 2000 number included a gain on the sale of the HVAC business of $5.4 million. The other part of the difference is a slight decrease in the results of our 50% owned Japanese joint venture, NSK-Warner. Our equity in NSK-Warner's earnings of $15.7 million was $1.2 million lower than the prior year, which was $4.0 million higher than 1999. NSK-Warner has continued to perform well since the 1998 economic downturn in the Asian economy.

Interest expense and finance charges decreased by $14.8 million in 2001 and increased by $13.4 million between 2000 and 1999. The decrease in 2001 was due to lower interest rates as well as lower debt levels, as the Company used cash generated in 2000 and 2001 to pay off debt. In 2001 the Company paid down $57.8 million of debt and reduced the amount of securitized accounts receivable sold by $30.0 million. The Company took advantage of lower interest rates through the use of an interest rate swap arrangement described more fully in Note Six to the Consolidated Financial Statements. At the end of 2001, the amount of debt with fixed interest rates was 63% of total debt, including the impact of the interest rate swap. The increase in 2000 is consistent with higher debt levels required to finance the two major acquisitions in 1999 and rising interest rates in the U.S. during 2000. The rising interest rates in early 2000 did not have as significant an impact on interest expense as might have been expected because in 2000, 73% of our debt had fixed rates and only 27% had floating rates. Strong cash flows from operations and proceeds from divestitures have been used to lower debt levels and partially offset the impact of acquisitions on interest expense in 2000.

The provision for income taxes results in an effective tax rate for 2001 of 37.4% compared with rates of 36.8% for 2000 and 36.1% for 1999. Our effective tax rates have been lower than the standard federal and state tax rates due to the realization of certain R&D and foreign tax credits; foreign rates, which differ from those in the U.S.; and offset somewhat by non-deductible expenses, such as goodwill. The increase in rates over the three years is due to the non-deductibility of a portion of the goodwill associated with the Kuhlman acquisition, as well as increased income from higher tax jurisdictions. The tax rates on the restructuring and non-recurring charges also reflected a difference in the book and tax carrying

Management's Discussion and Analysis of Financial Condition and Results of Operations

values of certain assets that were written down. For 2002, as a result of certain changes in the Company's legal structure, the Company anticipates realizing a 3% to 4% improvement in its effective tax rate.

Financial Condition and Liquidity

Our cash and cash equivalents increased $11.5 million at December 31, 2001 compared with December 31, 2000. Net cash provided by operating activities of $195.8 million, along with proceeds from businesses sold of $14.4 million were primarily used to fund $140.9 million of capital expenditures, repay $57.8 million of long-term debt, and distribute $15.8 million of dividends to our shareholders.

Operating cash flow of $195.8 million is $95.7 million less than in 2000. The $195.8 million consists of $66.4 million of net earnings, non-cash charges of $111.5 million and a $17.9 million decrease in net operating assets and liabilities, net of the effects of divestitures. Non-cash charges are primarily comprised of $104.2 million in depreciation, $42.0 million of goodwill amortization, and the $5.0 million non-cash portion of the restructuring and other non-recurring charges recorded in 2001. Accounts Receivable increased $48.6 million, net of receivables related to divested businesses, in 2001. However, $30.0 million of the increase was due to the reduction in securitized accounts receivable sold.

Net cash used in investing activities totaled $123.3 million, compared with $62.0 million in the prior year. Capital spending totaling $140.9 million in 2001 was $26.2 million lower than in 2000, although at a similar level in terms of spending as a percentage of sales. Approximately 60% of the 2001 spending was related to expansion, with the remainder for cost reduction and other purposes. The prior year included $88.9 million in net proceeds from the sales of businesses, mainly non-strategic portions of our 1999 acquisitions. There were $14.4 million in sale proceeds in 2001. Heading into 2002, we plan to manage through the continuing industry downturn using a program of controlled capital spending, although full year spending should still be approximately 4.5% to 5.5% of sales.

Stockholders' equity increased by $17.1 million in 2001. Net income of $66.4 million was partially offset by adjustments for minimum pension liability of $18.7 million, currency translation adjustments of $18.4 million, dividends of $15.8 million, and $0.7 million to repurchase shares of treasury stock. In relation to the dollar, the currencies in foreign countries where we conduct business, particularly the Euro and Yen, weakened, causing the currency translation component of other comprehensive income to decrease in 2001.

Our total capitalization as of December 31, 2001 of $1,841.2 million is comprised of short-term debt of $35.6 million, long-term debt of $701.4 million and shareholders' equity of $1,104.2 million. Capitalization at December 31, 2000 was $1,881.9 million. During the year, we reduced our balance sheet debt to capital ratio to 40.0% from 42.2% in 2000 and 48.1% in 1999. We have also been able to maintain our investment grade credit ratings from Moody's (Baa2) and Standard and Poor's (BBB+).

We have a $350 million revolving credit facility that extends until July 21, 2005. We also have $300 million available under a shelf registration statement on file with the Securities and Exchange Commission through which a variety of debt and/or equity instruments may be issued.

We believe that the combination of cash from operations and available credit facilities will be sufficient to satisfy our cash needs for our current level of operations and our planned operations for the foreseeable future. We will continue to balance our needs for internal growth, debt reduction and share repurchase.

Other Matters

Acquisition of Kuhlman Corporation

On March 1, 1999, we acquired all the outstanding shares of common stock of Kuhlman Corporation (Kuhlman), for a purchase price of $693.0 million. We also assumed $131.6 million of Kuhlman's existing indebtedness, which we subsequently refinanced. We funded the transaction by issuing 3,287,127 shares of BorgWarner Inc. common stock with a value of $149.8 million, and by borrowing approximately $543.2 million.

Kuhlman was a diversified industrial manufacturing company that operated in two product segments: vehicle and electrical products. In vehicle products, Kuhlman's Schwitzer and Kysor units were leading worldwide manufacturers of proprietary engine components, including turbochargers, fans and fan drives and other products. Their results since the date of the acquisition are included in the Consolidated Financial Statements.

The electrical products businesses acquired from Kuhlman consisted of Kuhlman Electric and Coleman Cable. These products did not fit our strategic direction and, at the time of the Kuhlman acquisition, we announced our intention to sell the businesses.

In 1999, we completed the sales of both Kuhlman Electric and Coleman Cable. Kuhlman Electric was sold to Carlyle Group, L.L.C. for $120.1 million, including debt securities with a face value of $15.0 million. The $137.3 million sale of

Coleman Cable to a group of equity investors included debt securities with a face value of $15.3 million. Proceeds from the sales were used to repay indebtedness. In 2001, the sale agreement with Coleman Cable was finalized resulting in the exchange of the debt securities, along with a purchase price adjustment receivable, for $3.0 million in cash and a $2.0 million note due in 2002.

Acquisition of Eaton Corp.'s Fluid Power Division
Effective October 1, 1999, we acquired Eaton Corp.'s Fluid Power Division, one of the world's leading manufacturers of powertrain cooling solutions for the global automotive industry, for $321.7 million. To partially finance the acquisition, we issued $150 million of 8.0% senior unsecured notes maturing September 2019. Cash from operations funded the remainder of the acquisition price. The Fluid Power Division designed and produced a variety of fans and viscous fan drive cooling systems primarily for passenger vehicles such as light trucks, sport-utility vehicles and vans. Along with the commercial cooling systems business acquired from Kuhlman in March 1999, this acquisition positions us to globalize modular cooling systems integration opportunities across a full range of vehicle types.

Environmental/Other Commitments and Contingencies
Environmental The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency and certain state environmental agencies and private parties as potentially responsible parties (PRPs) at various hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act (Superfund) and equivalent state laws and, as such, may presently be liable for the cost of clean-up and other remedial activities at 43 such sites. Responsibility for clean-up and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula.

Based on information available to the Company, which in most cases, includes: an estimate of allocation of liability among PRPs; the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the cost apportioned to them; currently available information from PRPs and/or federal or state environmental agencies concerning the scope of contamination and estimated remediation costs; remediation alternatives; estimated legal fees; and other factors, the Company has established a reserve for indicated environmental liabilities with a balance at December 31, 2001 of approximately $25.5 million. The Company expects this amount to be expended over the next three to five years.

BorgWarner believes that none of these matters, individually or in the aggregate, will have a material adverse effect on its financial condition or future operating

results, generally either because estimates of the maximum potential liability at a site are not large or because liability will be shared with other PRPs, although no assurance can be given with respect to the ultimate outcome of any such matter.

In connection with the sale of Kuhlman Electric Corporation, the Company agreed to indemnify the buyer and Kuhlman Electric for certain environmental liabilities relating to the past operations of Kuhlman Electric. During 2000, Kuhlman Electric notified the Company that it discovered potential environmental contamination at its Crystals Springs, Mississippi plant while undertaking an expansion of the plant.

The Company has been working with the Mississippi Department of Environmental Quality and Kuhlman Electric to investigate the extent of the contamination. The investigation has revealed the presence of PCBs in portions of the soil at the plant and neighboring areas. In mid-2001, Kuhlman Electric and others, including the Company, were sued by twenty-six plaintiffs in several lawsuits, which claim personal and property damage. The Company has moved to be dismissed from these lawsuits.

The Company has filed a lawsuit against Kuhlman Electric seeking a declaration of the scope of the Company's contractual indemnity. The Company believes that the reserve for environmental liabilities is sufficient to cover any potential liability associated with this matter.

Other Commitments and Contingencies In support of a new product that will be launched in 2002, a third party has purchased $22.7 million of fixed assets. Upon launch of the new product, the Company intends to lease these assets under an operating lease.

New Accounting Pronouncements
On January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. This statement standardizes the accounting for derivative instruments by requiring that an entity recognize all derivatives as assets or liabilities in the statement of financial position and measure them at fair value. When certain criteria are met, it also provides for matching the timing of gain or loss recognition on the derivative hedging instrument with the recognition of (a) the changes in the fair value or cash flows of the hedged asset or liability attributable to the hedged risk or (b) the earnings effect of the hedged forecasted transaction. The Company has a small number of derivative instruments. Application of SFAS No. 133 had an immaterial impact on the Company's results of operations and financial condition.

On April 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The adoption of this statement has not had and is

Management's Discussion and Analysis of Financial Condition and Results of Operations

not expected to have a material effect on the Company's results of operations, financial condition or cash flows. Further disclosure may be found in the Accounts Receivable section of Note One to the Consolidated Financial Statements.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations completed after June 30, 2001 be accounted for under the purchase method only and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. There are also transition provisions that apply to business combinations completed before July 1, 2001, that were accounted for by the purchase method. SFAS No. 142, effective January 1, 2002, specifies that goodwill and certain intangible assets will no longer be amortized but instead will be subject to periodic impairment testing.

The Company is currently assessing the impact that adoption of SFAS No. 142 will have on its financial position and results of operations. As of December 31, 2001, the Company had goodwill, net of accumulated amortization, of approximately $1,160.6 million, which will be subject to the transitional assessment provisions of SFAS No. 142. Amortization expense related to goodwill was $42.0 million and $43.3 million for 2001 and 2000, respectively.

Qualitative and Quantitative Disclosure About Market Risk
BorgWarner's primary market risks include fluctuations in interest rates and foreign currency exchange rates. We are also affected by changes in the prices of commodities used in our manufacturing operations. Some of our commodity purchase price risk is covered by supply agreements with customers and suppliers. Other commodity purchase price risk is not considered to be material. We do not enter into any derivative instruments for purposes other than hedging a specific risk.

We have established policies and procedures to manage sensitivity to interest rate and foreign currency exchange rate market risk, which include monitoring the level of exposure to each market risk.

Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. Our earnings exposure related to adverse movements in interest rates is primarily derived from outstanding floating rate debt instruments that are indexed to floating money market rates. A ten percent increase or decrease in the average cost of our variable rate debt would result in a change in pre-tax interest expense of approximately $0.8 million.

We also measure interest rate risk by estimating the net amount by which the fair value of all of our interest rate sensitive assets and liabilities would be impacted by selected hypothetical changes in market interest rates. Fair value is estimated using a discount cash flow analysis. Assuming a hypothetical instantaneous 10% change in interest rates as of December 31, 2001, the net fair value of these instruments would increase by approximately $35.3 million if interest rates decreased and would decrease by approximately $31.6 million if interest rates increased. Our interest rate sensitivity analysis assumes a parallel shift in interest rate yield curves. The model, therefore, does not reflect the potential impact of changes in the relationship between short-term and long-term interest rates. Interest rate sensitivity at December 31, 2000, measured in a similar manner, was slightly greater than at December 31, 2001.

Foreign currency risk is the risk that we will incur economic losses due to adverse changes in foreign currency exchange rates. We mitigate our foreign currency exchange rate risk principally by establishing local production facilities in markets we serve, by invoicing customers in the same currency as the source of the products and by funding some of our investments in foreign markets through local currency loans. Such non-U.S. dollar debt was $116.3 million as of December 31, 2001 and $122.4 million as of December 31, 2000. We also monitor our foreign currency exposure in each country and implement strategies to respond to changing economic and political environments. In addition, the Company periodically enters into forward contracts in order to reduce exposure to exchange rate risk related to transactions denominated in currencies other than the functional currency. In the aggregate, our exposure related to such transactions is not material to our financial position, results of operations or cash flows in both 2001 and 2000.

Disclosure Regarding Forward-Looking Statements
Statements contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations may contain forward-looking statements as contemplated by the 1995 Private Securities Litigation Reform Act that are based on management's current expectations, estimates and projections. Words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those projected or implied in the forward-looking statements. Such risks and uncertainties include: fluctuations in domestic or foreign automotive production, the continued use of outside suppliers, fluctuations in demand for vehicles containing BorgWarner products, general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission, including the Cautionary Statements filed as Exhibit 99.1 to the Form 10-K for the fiscal year ended December 31, 2001.

Management's Responsibility for Consolidated Financial Statements

The information in this report is the responsibility of management. BorgWarner Inc. and Consolidated Subsidiaries (the "Company") has in place reporting guidelines and policies designed to ensure that the statements and other information contained in this report present a fair and accurate financial picture of the Company. In fulfilling this management responsibility, we make informed judgments and estimates conforming with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been audited by Deloitte & Touche LLP, independent auditors. Management has made available all the Company's financial records and related information deemed necessary by Deloitte & Touche LLP. Furthermore, management believes that all representations made by it to Deloitte & Touche LLP during its audit were valid and appropriate.

Management is responsible for maintaining a comprehensive system of internal control through its operations that provides reasonable assurance that assets are protected from improper use, that material errors are prevented or detected within a timely period and that records are sufficient to produce reliable financial reports. The system of internal control is supported by written policies and procedures that are updated by management as necessary. The system is reviewed and evaluated regularly by the Company's internal auditors as well as by the independent auditors in connection with their annual audit of the financial statements. The independent auditors conduct their evaluation in accordance with auditing standards generally accepted in the United States of America and perform such tests of transactions and balances as they deem necessary. Management considers the recommendations of its internal auditors and independent auditors concerning the Company's system of internal control and takes the necessary actions that are cost-effective in the circumstances. Management believes that, as of December 31, 2001, the Company's system of internal control was adequate to accomplish the objectives set forth in the first sentence of this paragraph.

The Company's Finance and Audit Committee, composed entirely of directors of the Company who are not employees, meets periodically with the Company's management and independent auditors to review financial results and procedures, internal financial controls and internal and external audit plans and recommendations. In carrying out these responsibilities, the Finance and Audit Committee and the independent auditors have unrestricted access to each other with or without the presence of management representatives.

John F. Fiedler
Chairman and
Chief Executive Officer

George E. Strickler
Executive Vice President
and Chief Financial Officer

February 7, 2002

Independent Auditors' Report

To The Board of Directors and Stockholders of BorgWarner Inc.:

We have audited the consolidated balance sheets of BorgWarner Inc. and Consolidated Subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, cash flows, and stockholders' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of BorgWarner Inc. and Consolidated Subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Chicago, Illinois
February 7, 2002

Consolidated Statements of Operations

	(millions of dollars, except per share amounts)		
For the Year Ended December 31,	2001	2000	1999
Net sales	$2,351.6	$2,645.9	$2,458.6
Cost of sales	1,802.0	2,003.1	1,888.5
Depreciation	104.2	102.2	91.3
Selling, general and administrative expenses	234.3	244.1	203.3
Minority interest	3.8	2.7	1.3
Goodwill amortization	42.0	43.3	32.1
Restructuring and other non-recurring charges	28.4	62.9	—
Equity in affiliate earnings, net of tax and other income	(17.0)	(23.8)	(14.1)
Earnings before interest expense, finance charges and income taxes	153.9	211.4	256.2
Interest expense and finance charges	47.8	62.6	49.2
Earnings before income taxes	106.1	148.8	207.0
Provision for income taxes	39.7	54.8	74.7
Net earnings	$ 66.4	$ 94.0	$ 132.3
Net earnings per share			
Basic	$ 2.52	$ 3.56	$ 5.10
Diluted	$ 2.51	$ 3.54	$ 5.07
Average shares outstanding (thousands)			
Basic	26,315	26,391	25,948
Diluted	26,463	26,487	26,078

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

BorgWarner Inc. and Consolidated Subsidiaries

	(millions of dollars)	
December 31,	2001	2000
Assets		
Cash and cash equivalents	$ 32.9	$ 21.4
Receivables	203.7	168.9
Inventories	143.8	161.6
Deferred income taxes	23.6	1.7
Prepayments and other current assets	37.3	57.0
Total current assets	441.3	410.6
Land	29.6	30.0
Buildings	246.1	239.1
Machinery and equipment	940.9	906.9
Capital leases	2.7	5.1
Construction in progress	128.4	98.2
	1,347.7	1,279.3
Less accumulated depreciation	509.5	472.1
Net property, plant and equipment	838.2	807.2
Investments and advances	137.4	142.7
Goodwill	1,160.6	1,203.1
Deferred income taxes	5.7	23.1
Other noncurrent assets	187.7	152.9
Total other assets	1,491.4	1,521.8
Total assets	$2,770.9	$2,739.6
Liabilities and Stockholders' Equity		
Notes payable	$ 35.6	$ 54.4
Accounts payable and accrued expenses	410.6	408.2
Income taxes payable	8.8	21.8
Total current liabilities	455.0	484.4
Long-term debt	701.4	740.4
Long-term liabilities:		
Retirement-related liabilities	393.0	345.2
Other	105.9	72.2
Total long-term liabilities	498.9	417.4
Minority interest in consolidated subsidiaries	11.4	10.3
Commitments and contingencies		
Capital stock:		
Preferred stock, $.01 par value; authorized shares: 5,000,000; none issued	—	—
Common stock, $.01 par value; authorized shares: 50,000,000; issued shares: 2001, 27,039,968		
and 2000, 27,040,492; outstanding shares: 2001, 26,365,169; 2000, 26,225,283	0.3	0.3
Non-voting common stock, $.01 par value; authorized shares: 25,000,000; none issued and outstanding	—	—
Capital in excess of par value	715.7	715.7
Retained earnings	470.9	422.9
Management shareholder notes	(2.0)	(2.5)
Accumulated other comprehensive income	(53.1)	(16.0)
Common stock held in treasury, at cost: 2001, 674,799 shares; 2000, 815,209 shares	(27.6)	(33.3)
Total stockholders' equity	1,104.2	1,087.1
Total liabilities and stockholders' equity	$2,770.9	$2,739.6

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	(millions of dollars)		
For the Year Ended December 31,	2001	2000	1999
Operating			
Net earnings	$ 66.4	$ 94.0	$ 132.3
Adjustments to reconcile net earnings to net cash flows from operations:			
Non-cash charges (credits) to operations:			
Depreciation	104.2	102.2	91.3
Goodwill amortization	42.0	43.3	32.1
Non-cash restructuring and other non-recurring charges	5.0	47.3	—
Deferred income tax provision	3.1	(8.5)	(4.0)
Other, principally equity in affiliate earnings, net of tax	(42.8)	(21.3)	(14.1)
Net earnings adjusted for non-cash charges	177.9	257.0	237.6
Changes in assets and liabilities, net of effects of acquisitions and divestitures:			
(Increase) decrease in receivables	(48.6)	18.6	41.1
(Increase) decrease in inventories	10.1	(14.7)	(19.0)
Decrease in prepayments and deferred income taxes	0.1	11.6	0.2
Increase in accounts payable and accrued expenses	23.0	7.0	57.9
Increase (decrease) in income taxes payable	(12.7)	(25.9)	18.9
Net change in other long-term assets and liabilities	46.0	37.9	7.8
Net cash provided by operating activities	195.8	291.5	344.5
Investing			
Capital expenditures	(140.9)	(167.1)	(143.4)
Net proceeds from asset disposals	6.5	16.2	10.3
Proceeds from sale of businesses	14.4	131.9	177.9
Payments for taxes on businesses sold	—	(43.0)	—
Payments for businesses acquired, net of cash acquired	(3.3)	—	(855.5)
Net cash used in investing activities	(123.3)	(62.0)	(810.7)
Financing			
Net decrease in notes payable	(16.5)	(74.5)	(10.3)
Additions to long-term debt	34.0	86.9	621.8
Reductions in long-term debt	(64.3)	(192.3)	(150.0)
Payments for purchase of treasury stock	(0.7)	(22.1)	—
Proceeds from stock options exercised	2.8	1.1	0.7
Dividends paid	(15.8)	(15.9)	(15.5)
Net cash provided by (used in) financing activities	(60.5)	(216.8)	446.7
Effect of exchange rate changes on cash and cash equivalents	(0.5)	(13.0)	(2.8)
Net increase (decrease) in cash and cash equivalents	11.5	(0.3)	(22.3)
Cash and cash equivalents at beginning of year	21.4	21.7	44.0
Cash and cash equivalents at end of year	$ 32.9	$ 21.4	$ 21.7
Supplemental Cash Flow Information			
Net cash paid during the year for:			
Interest	$ 50.2	$ 65.4	$ 51.1
Income taxes	28.1	107.7	59.1
Non-cash financing transactions:			
Issuance of common stock for acquisition	$ —	$ —	$ 149.8
Issuance of common stock for management notes	—	0.5	—
Issuance of common stock for Executive Stock Performance Plan	1.0	0.8	1.1

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

BorgWarner Inc. and Consolidated Subsidiaries

(millions of dollars)

	Number of Shares		Stockholders' Equity						Comprehensive Income
	Issued common stock	Common stock in treasury	Issued common stock	Capital in excess of par value	Treasury stock	Management shareholder notes	Retained earnings	Accumulated other comprehensive income	
Balance, January 1, 1999	23,753,365	(366,192)	$ 0.2	$566.0	$(17.6)	$(2.0)	$230.2	$ 0.5	
Dividends declared	—	—	—	—	—	—	(15.5)	—	—
Shares issued for Kuhlman Acquisition	3,287,127	—	0.1	149.7	—	—	—	—	—
Shares issued under stock option plans	—	28,000	—	—	1.3	—	(0.6)	—	—
Shares issued under executive stock plan	—	21,892	—	—	1.1	—	—	—	—
Net income	—	—	—	—	—	—	132.3	—	$132.3
Adjustment for minimum pension liability	—	—	—	—	—	—	—	(0.1)	(0.1)
Currency translation adjustment	—	—	—	—	—	—	—	11.9	11.9
Balance, December 31, 1999	27,040,492	(316,300)	$ 0.3	$715.7	$(15.2)	$(2.0)	$346.4	$ 12.3	$144.1
Purchase of treasury stock	—	(589,700)	—	—	(22.1)	—	—	—	—
Dividends declared	—	—	—	—	—	—	(15.9)	—	—
Shares issued for management shareholder note	—	15,223	—	—	0.7	(0.5)	(0.2)	—	—
Shares issued under stock option plans	—	53,750	—	—	2.2	—	(1.1)	—	—
Shares issued under executive stock plan	—	21,818	—	—	1.1	—	(0.3)	—	—
Net income	—	—	—	—	—	—	94.0	—	$ 94.0
Adjustment for minimum pension liability	—	—	—	—	—	—	—	(0.1)	(0.1)
Currency translation adjustment	—	—	—	—	—	—	—	(28.2)	(28.2)
Balance, December 31, 2000	27,040,492	(815,209)	$ 0.3	$715.7	$(33.3)	$(2.5)	$422.9	$(16.0)	$ 65.7
Purchase of treasury stock	—	(15,000)	—	—	(0.7)	—	—	—	—
Dividends declared	—	—	—	—	—	—	(15.8)	—	—
Management shareholder notes	—	—	—	—	—	0.5	—	—	—
Shares issued under stock option plans	—	129,550	—	—	5.3	—	(2.5)	—	—
Shares issued under executive stock plan	—	25,860	—	—	1.1	—	(0.1)	—	—
Kuhlman shares retired	(524)	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	66.4	—	66.4
Adjustment for minimum pension liability	—	—	—	—	—	—	—	(18.7)	(18.7)
Currency translation adjustment	—	—	—	—	—	—	—	(18.4)	(18.4)
Balance, December 31, 2001	27,039,968	(674,799)	$ 0.3	$715.7	$(27.6)	$(2.0)	$470.9	$(53.1)	$ 29.3

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Introduction

BorgWarner Inc. and Consolidated Subsidiaries (the "Company") is a leading global supplier of highly engineered systems and components primarily for automotive powertrain applications. These products are manufactured and sold worldwide, primarily to original equipment manufacturers of passenger cars, sport utility vehicles, trucks, commercial transportation products and industrial equipment. Its products fall into five operating segments: Air/Fluid Systems, Cooling Systems, Morse TEC, TorqTransfer Systems and Transmission Systems.

1 Summary of Significant Accounting Policies

The following paragraphs briefly describe significant accounting policies.

Use of estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation The consolidated financial statements include all significant majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior amounts have been reclassified to conform to the current year presentation.

Cash and cash equivalents Cash and cash equivalents are valued at cost, which approximates market. It is the Company's policy to classify investments with original maturities of three months or less as cash and cash equivalents.

Accounts receivable The Company securitizes and sells certain receivables through third-party financial institutions without recourse. The amount sold can vary each month based on the amount of underlying receivables, up to a maximum of $150 million. During the year ended December 31, 2001, total cash proceeds from sales of accounts receivable were $1,706.8 million, and the amount of receivables sold each month ranged from $120 to $150 million. While there are no gains or losses booked as a result of these transactions, the Company is charged fees which are recorded at the time receivables are sold. At December 31, 2001, the Company had sold $120 million of receivables under a $153 million Receivables Transfer Agreement for face value without recourse. At December 31, 2000, the amount sold was $150 million.

On April 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The adoption of this statement has not had a material effect on the Company's results of operations, financial condition, or cash flows.

Inventories Inventories are valued at the lower of cost or market. Cost of U.S. inventories is determined by the last-in, first-out (LIFO) method, while the foreign operations use the first-in, first-out (FIFO) method. Inventories held by U.S. operations was $81.1 million in 2001 and $92.4 million in 2000. Such inventories, if valued at current cost instead of LIFO, would have been greater by $3.9 million and $5.1 million, respectively.

Property, plant and equipment and depreciation Property, plant and equipment are valued at cost less accumulated depreciation. Expenditures for maintenance, repairs and renewals of relatively minor items are generally charged to expense as incurred. Renewals of significant items are capitalized. Depreciation is computed generally on a straight-line basis over the estimated useful lives of related assets ranging from 3 to 30 years. For income tax purposes, accelerated methods of depreciation are generally used.

Goodwill Goodwill is being amortized on a straight-line basis over periods not exceeding 40 years. The Company periodically evaluates the carrying value of goodwill to determine if adjustment to the amortization period or to the unamortized balance is warranted.

Revenue recognition The Company recognizes revenue upon shipment of product. Although the Company may enter into long-term supply agreements with its major customers, each shipment of goods is treated as a separate sale and the price is not fixed over the life of the agreements.

Financial instruments Financial instruments consist primarily of investments in cash and cash equivalents, receivables and debt securities and obligations under accounts payable, accrued expenses and debt instruments. The Company believes that the fair value of the financial instruments approximates the carrying value, except as noted in Note Six.

The Company received corporate bonds with a face value of $30.3 million as partial consideration for the sales of Kuhlman Electric and Coleman Cable in 1999. These bonds were recorded at their fair market value of $12.9 million using valuation techniques that considered cash flows discounted at current market rates and management's best estimates of credit quality. In 2001, the sale agreement with Coleman Cable was finalized, resulting in the exchange of the corporate bonds along with a purchase price receivable, for $3 million in cash and a $2 million note due in 2002. The fair value of these instruments was estimated to be $10.9 million at December 31, 2001 and $12.9 million at December 31, 2000. They have been classified as investments available-for-sale in the other current assets section of the December 31, 2001 and 2000 Consolidated Balance Sheets. The contractual maturity of the Kuhlman Electric related bond is beyond five years.

Foreign currency The financial statements of foreign subsidiaries are translated to U.S. dollars using the period-end exchange rate for assets and liabilities and an average exchange rate for each period for revenues and expenses. The local currency is the functional currency for substantially all the Company's foreign subsidiaries. Translation adjustments for foreign subsidiaries are recorded as a component of accumulated other comprehensive income in stockholders' equity.

Derivative financial instruments The Company recognizes that certain normal business transactions generate risk. Examples of risks include exposure to exchange rate risk related to transactions denominated in currencies other than the functional currency, changes in cost of major raw materials, and changes in interest rates. It is the objective and responsibility of the Company to assess the impact of these transaction risks, and offer protection from selected risks through various methods including financial derivatives. All derivative instruments held by the Company are designated as hedges, have high correlation with the underlying exposure and are highly effective in offsetting underlying price movements. Accordingly, gains and losses from changes in derivative fair values are deferred until the underlying transaction occurs. The Company does not enter into any derivative instruments for purposes other than hedging specific risk.

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. This statement standardizes the accounting for derivative instruments by requiring that an entity recognize all derivatives as assets or liabilities in the statement of financial position and measure them at fair value. When certain criteria are met, it also provides for matching the timing of gain or loss recognition on the derivative hedging instrument with the recognition of (a) the changes in the fair value or cash flows of the hedged asset or liability attributable to the hedged risk or (b) the earnings effect of the hedged forecasted transaction. Application of SFAS 133 had an immaterial impact on the Company's results of operations and financial condition.

New accounting pronouncements In July 2001, the Financial Accounting Standards Board issued SFAS No. 141 "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 requires that all business combinations completed after June 30, 2001 be accounted for under the purchase method only and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. There are also transition provisions that apply to business combinations completed before July 1, 2001, that were accounted for by the purchase method. SFAS No. 142, effective January 1, 2002, specifies that goodwill and certain intangible assets will no longer be amortized but instead will be subject to periodic impairment testing.

The Company is currently assessing the impact that adoption of SFAS No. 142 will have on its financial position and results of operations. As of December 31, 2001, the Company had goodwill, net of accumulated amortization, of approximately $1,160.6 million, which will be subject to the transitional assessment provisions of SFAS No. 142. Amortization expense related to goodwill was $42.0 million and $43.3 million in 2001 and 2000, respectively.

2 Research and Development Costs

The Company spent approximately $104.5 million, $112.0 million and $91.6 million in 2001, 2000 and 1999, respectively, on research and development (R&D) activities. Not included in these amounts were customer-sponsored R&D activities of approximately $20.0 million, $12.5 million and $9.4 million in 2001, 2000 and 1999, respectively.

3 Equity in Affiliate Earnings, Net of Tax and Other Income

Items included in equity in affiliate earnings, net of tax and other income consist of:

	(millions of dollars)		
Year Ended December 31,	2001	2000	1999
Equity in affiliate earnings, net of tax	$14.9	$15.7	$11.7
Gain on sale of business	—	5.4	—
Interest income	1.4	0.8	1.1
Gain (loss) on asset disposals, net	(0.2)	(0.4)	0.3
Other	0.9	2.3	1.0
Total equity in affiliate earnings, net of tax and other income	$17.0	$23.8	$14.1

Notes to Consolidated Financial Statements

4 Income Taxes

Income before taxes and provision for taxes consist of:

	(millions of dollars)								
	2001			2000			1999		
	U.S.	Non-U.S.	Total	U.S.	Non-U.S.	Total	U.S.	Non-U.S.	Total
Income before taxes	$19.5	$86.6	$106.1	$72.1	$76.7	$148.8	$121.6	$85.4	$207.0
Income taxes:									
Current :									
Federal/foreign	$ 9.8	$24.7	$ 34.5	$26.8	$24.9	$ 51.7	$ 50.0	$21.2	$ 71.2
State	2.1	—	2.1	11.6	—	11.6	7.5	—	7.5
	11.9	24.7	36.6	38.4	24.9	63.3	57.5	21.2	78.7
Deferred	2.0	1.1	3.1	(13.7)	5.2	(8.5)	(9.5)	5.5	(4.0)
Total income taxes	$13.9	$25.8	$39.7	$24.7	$30.1	$ 54.8	$ 48.0	$26.7	$ 74.7

The analysis of the variance of income taxes as reported from income taxes computed at the U.S. statutory rate for consolidated operations is as follows:

	(millions of dollars)		
	2001	2000	1999
Income taxes at U.S. statutory rate of 35%	$37.1	$52.0	$72.5
Increases (decreases) resulting from:			
Income from non-U.S. sources	(0.1)	(0.3)	(5.4)
State taxes, net of federal benefit	1.4	7.5	4.9
Business tax credits, net	(7.2)	(10.3)	(8.4)
Affiliate earnings	(5.2)	(5.5)	(4.1)
Nontemporary differences and other	13.7	11.4	15.2
Income taxes as reported	$39.7	$54.8	$74.7

Following are the gross components of deferred tax assets and liabilities as of December 31, 2001 and 2000:

	(millions of dollars)	
	2001	2000
Deferred tax assets – current:		
Capital loss carryover	$ 22.2	$ —
Accrued costs related to divested operations	1.4	1.7
Net deferred tax asset – current	$ 23.6	$ 1.7
Deferred tax assets – noncurrent:		
Postretirement benefits	$116.2	$126.7
Pension	18.6	2.9
Other long-term liabilities and reserves	29.6	29.5
Foreign tax credits	—	2.5
Valuation allowance	—	(2.5)
Other	20.6	44.8
	185.0	203.9
Deferred tax liabilities – noncurrent:		
Fixed assets	98.0	83.7
Pension	32.3	25.2
Goodwill	15.7	10.6
Other	33.3	61.3
	179.3	180.8
Net deferred tax asset – noncurrent	$ 5.7	$ 23.1

No deferred income taxes have been provided on undistributed earnings of foreign subsidiaries totalling $47.8 million, as the amounts are essentially permanent in nature. Any such potential liability would be substantially offset by foreign tax credits with respect to such undistributed foreign earnings. The capital loss carry-over relates to the sales of businesses acquired in the Kuhlman acquisition.

BorgWarner Inc. and Consolidated Subsidiaries

5 Balance Sheet Information

Detailed balance sheet data are as follows:

	(millions of dollars)	
December 31,	2001	2000
Receivables:		
Customers	$170.5	$136.6
Other	37.1	37.5
	207.6	174.1
Less allowance for losses	3.9	5.2
Net receivables	$203.7	$168.9
Inventories:		
Raw material	$ 69.7	$ 73.1
Work in progress	41.5	42.0
Finished goods	32.6	46.5
Total inventories	$143.8	$161.6
Prepayments and other current assets:		
Investment in businesses held for sale	$ 12.2	$ 31.7
Other	25.1	25.3
Total prepayments and other current assets	$ 37.3	$ 57.0
Investments and advances:		
NSK-Warner	$128.8	$140.9
Other	8.6	1.8
Total investments and advances	$137.4	$142.7
Other noncurrent assets:		
Deferred pension assets	$ 83.4	$ 66.5
Deferred tooling	84.1	65.1
Other	20.2	21.3
Total other noncurrent assets	$187.7	$152.9
Accounts payable and accrued expenses:		
Trade payables	$236.7	$230.1
Payroll and related	42.1	53.9
Insurance	20.7	22.7
Warranties and claims	17.1	16.1
Restructuring and other non-recurring charges	11.7	11.2
Other	82.3	74.2
Total accounts payable and accrued expenses	$410.6	$408.2
Other long-term liabilities:		
Environmental reserves	$ 25.5	$ 20.7
Other	80.4	51.5
Total other long-term liabilities	$105.9	$ 72.2

Dividends and other payments received from affiliates accounted for under the equity method totaled $8.9 million in 2001, $25.5 million in 2000 and $5.5 million in 1999.

Accumulated amortization of goodwill amounted to $228.4 million in 2001 and $187.6 million in 2000.

The Company has a 50% interest in NSK-Warner, a joint venture based in Japan that manufactures automatic transmission components. The Company's share of the earnings or losses reported by NSK-Warner is accounted for using the equity method of accounting. NSK-Warner has a fiscal year-end of March 31. The Company's equity in the earnings of NSK-Warner consists of the 12 months ended November 30 so as to reflect earnings on as current a basis as is reasonably feasible.

Following are summarized financial data for NSK-Warner, translated using the ending or periodic rates as of and for the fiscal years ended March 31, 2001, 2000 and 1999:

	(millions of dollars)		
	2001	2000	1999
Balance sheets:			
Current assets	$147.6	$196.0	$143.8
Noncurrent assets	151.7	157.8	137.4
Current liabilities	94.3	96.2	69.9
Noncurrent liabilities	5.5	8.5	6.9
Statements of operations:			
Net sales	$333.6	$303.8	$235.9
Gross profit	72.8	64.7	52.6
Net income	29.6	27.7	16.9

The debt as of March 31, 2001, was $8.3 million and the equity was $196.7 million.

Notes to Consolidated Financial Statements

6 Notes Payable and Long-Term Debt

Following is a summary of notes payable and long-term debt. The weighted average interest rate on all borrowings for 2001 and 2000 was 5.8% and 6.5%, respectively.

(millions of dollars)

December 31,	2001 Current	2001 Long-Term	2000 Current	2000 Long-Term
Bank borrowings	$30.6	$ 69.4	$48.7	$ 57.7
Term loans due through 2011 (at an average rate of 3.3% in 2001 and 4.2% in 2000; and 3.0% at December 31, 2001)	5.0	31.2	4.7	23.1
7% Senior Notes due 2006, net of unamortized discount	—	141.8	—	142.8
6.5% Senior Notes due 2009, net of unamortized discount	—	164.7	—	188.4
8% Senior Notes due 2019, net of unamortized discount	—	134.2	—	139.9
7.125% Senior Notes due 2029, net of unamortized discount	—	159.9	—	187.3
Capital lease liabilities (at an average rate of 7.9% in 2001 and 7.6% in 2000)	—	0.2	1.0	1.2
Total notes payable and long-term debt	$35.6	$701.4	$54.4	$740.4

Annual principal payments required as of December 31, 2001 are as follows (in millions of dollars):

2002	$ 35.6
2003	4.9
2004	4.6
2005	74.0
2006	146.3
after 2006	475.3
Less: Unamortized discounts	(3.7)
Total	$737.0

The Company has a revolving credit facility which provides for borrowings up to $350 million through July, 2005. At December 31, 2001, $20.0 million of borrowings under the facility were outstanding in addition to $6.5 million of obligations under standby letters of credit. At December 31, 2000, the facility was unused. The credit agreement contains numerous financial and operating covenants including, among others, covenants requiring the Company to maintain certain financial ratios and restricting its ability to incur additional indebtedness.

In July 2001, the Company entered into an interest rate swap agreement with a financial institution to swap interest on $100 million of 7% fixed rate Senior Notes for variable interest at LIBOR plus 0.98% (approximately 3.0% at December 31, 2001). The agreement terminates when the underlying Notes mature on November 1, 2006. This interest rate swap has been recorded as a fair value hedge. There was no ineffectiveness related to the derivative in 2001. As of December 31, 2001, the interest rate swap has a notional amount of $100 million and a fair value of $2.5 million.

As of December 31, 2001 and 2000, the estimated fair values of the Company's senior unsecured notes totaled $579.6 million and $516.6 million, respectively. The estimated fair values were $21.0 million lower in 2001, and $141.8 million lower in 2000, than their respective carrying values. The fair value of all other debt instruments is estimated to approximate their recorded value, as their applicable interest rates approximate current market rates for borrowings with similar terms and maturities. Fair market values are developed by the use of estimates obtained from brokers and other appropriate valuation techniques based on information available as of year-end. The fair value estimates do not necessarily reflect the values the Company could realize in the current markets.

7 Restructuring and Other Non-Recurring Charges

Other non-recurring charges of $28.4 million were incurred in the fourth quarter of 2001. These charges primarily include adjustments to the carrying value of certain assets and liabilities related to businesses acquired and disposed of over the past three years. Of the $28.4 million of pretax charges, $5.0 million represents non-cash charges. Approximately $3.3 million was spent in 2001, $8.4 million was transferred to environmental reserves, and the remaining $11.7 million is expected to be spent over the next two years. The Company expects to fund the total cash outlay of these actions with cash flow from operations.

Restructuring and other non-recurring charges totaling $62.9 million were incurred in the second half of 2000 in response to deteriorating market conditions. The charges included the rationalization and integration of certain businesses and actions taken to bring costs in line with vehicle production slowdowns in major customer product lines. Of the $62.9 million pretax charges in 2000, $47.3 million represented non-cash charges. Approximately $4.4 million was spent in 2000 and $11.2 million was spent in 2001.

Components of the restructuring and other non-recurring charges are detailed in the following table and discussed further below.

	Severance and Other Benefits	Asset Write-downs	Loss on Sale of Business	Other Exit Costs and Non-Recurring Charges	Total
(millions of dollars)					
Provisions	$ 8.9	$ 11.6	$ 35.2	$ 7.2	$ 62.9
Incurred	(4.3)	—	—	(0.1)	(4.4)
Non-cash write-offs	—	(11.6)	(35.2)	(0.5)	(47.3)
Balance, December 31, 2000	4.6	—	—	6.6	11.2
Provisions	—	5.0	—	23.4	28.4
Incurred	(4.6)	—	—	(18.3)	(22.9)
Non-cash write-offs	—	(5.0)	—	—	(5.0)
Balance, December 31, 2001	$ —	$ —	$ —	$11.7	$ 11.7

Severance and other benefit costs relate to the reduction of approximately 220 employees from the workforce. The reductions affect each of the Company's operating segments, apart from TorqTransfer Systems, across each of the Company's geographical areas, and across each major functional area, including production and selling and administrative positions. As of December 31, 2001, approximately $8.9 million had been paid for severance and other benefits for the terminated employees.

Asset write-downs primarily consist of the write-off of impaired assets that will no longer be used in production as a result of the industry downturn and the consolidation of certain operations. Such assets have been taken or are in the process of being taken out of productive use and are being disposed.

Loss on anticipated sale of business is related to the Fuel Systems business, which was sold in April 2001. Fuel Systems produced metal tanks for the heavy truck market in North America and did not fit the Company's strategic focus on powertrain technology. In April 2000, the Company announced its intention to sell this non-core business, which was acquired as part of the vehicle products business of Kuhlman Corporation in March 1999. With the deterioration of the North American heavy truck market in the second half of 2000, the value of this business had significantly decreased, creating the $35.2 million pre-tax loss. In April 2001, the Company completed the sale of its Fuel Systems business to an investor group led by TMB Industries, a private equity group. Terms of the transaction did not have a significant impact on the Company's results of operations, financial condition or cash flows.

Other exit costs and non-recurring charges are primarily non-employee related exit costs for certain non-production facilities the Company has previously sold or no longer needs and non-recurring product quality related charges. The 2001 non-recurring charges include $8.4 million of environmental remediation costs related to sold businesses and $12 million of product quality costs for issues with products that were sold by acquired businesses prior to acquisition, all of which have been fixed in the currently produced products.

Notes to Consolidated Financial Statements

8 Retirement Benefit Plans

The Company has a number of defined benefit pension plans and other postretirement benefit plans covering eligible salaried and hourly employees. The other postretirement benefit plans, which provide medical and life insurance benefits, are unfunded plans. The following provides a reconciliation of the plans' benefit obligations, plan assets, funded status and recognition in the Consolidated Balance Sheets.

(millions of dollars)

December 31,	Pension Benefits 2001	Pension Benefits 2000	Postretirement Benefits 2001	Postretirement Benefits 2000
Change in benefit obligation:				
Benefit obligation at beginning of year	$350.3	$349.7	$ 341.6	$ 300.1
Service cost	7.1	6.8	4.4	3.8
Interest cost	25.0	23.4	25.0	23.4
Plan participants' contributions	0.2	0.2	—	—
Amendments	7.5	2.2	—	—
Net actuarial loss	23.6	8.8	64.2	39.2
Currency translation adjustment	(1.4)	(11.5)	—	—
Settlements	(0.2)	(2.1)	(1.4)	(0.5)
Special termination benefits	—	0.4	—	—
Benefits paid	(26.4)	(27.6)	(26.7)	(24.4)
Benefit obligation at end of year	$385.7	$350.3	$ 407.1	$ 341.6
Change in plan assets:				
Fair value of plan assets at beginning of year	$385.1	$447.0		
Actual return on plan assets	(2.3)	(16.1)		
Employer and other contributions	3.1	(7.5)		
Plan participants' contributions	0.2	0.2		
Currency translation adjustment	(1.2)	(8.0)		
Settlements	(0.3)	(2.9)		
Benefits paid	(26.4)	(27.6)		
Fair value of plan assets at end of year	$358.2	$385.1		
Reconciliation of funded status:				
Funded status	$(27.5)	$ 34.8	$(407.1)	$(341.6)
Unrecognized net actuarial (gain) loss	50.8	(7.4)	98.2	35.5
Unrecognized transition asset	(0.3)	(0.4)	—	—
Unrecognized prior service cost	12.7	7.4	(0.6)	(0.7)
Net amount recognized	$ 35.7	$ 34.4	$(309.5)	$(306.8)
Amounts recognized in the consolidated balance sheets:				
Prepaid benefit cost	$ 71.1	$ 66.5	$ —	$ —
Accrued benefit liability	(35.4)	(32.1)	(309.5)	(306.8)
Additional minimum liability	(42.2)	(0.2)	—	—
Intangible asset	12.3	—	—	—
Accumulated other comprehensive income	29.9	0.2	—	—
Net amount recognized	$ 35.7	$ 34.4	$(309.5)	$(306.8)

The funded status of pension plans included above with accumulated benefit obligations in excess of plan assets at December 31 is as follows:

(millions of dollars)

	2001	2000
Accumulated benefit obligation	$295.2	$120.6
Plan assets	238.1	90.7
Deficiency	$ 57.1	$ 29.9

(millions of dollars)

For the Year Ended December 31,	Pension Benefits 2001	Pension Benefits 2000	Pension Benefits 1999	Other Postretirement Benefits 2001	Other Postretirement Benefits 2000	Other Postretirement Benefits 1999
Components of net periodic benefit cost:						
Service cost	$ 7.1	$ 6.8	$ 6.2	$ 4.4	$ 3.8	$ 4.8
Interest cost	25.0	23.4	22.6	25.0	23.4	21.1
Expected return on plan assets	(32.1)	(36.8)	(34.7)	—	—	—
Amortization of unrecognized transition asset	(0.1)	(0.1)	(0.2)	—	—	—
Amortization of unrecognized prior service cost	2.2	1.5	1.2	(0.1)	(0.1)	—
Amortization of unrecognized (gain)/loss	—	(2.7)	—	—	—	—
Settlement loss	0.1	1.8	0.8	—	—	—
Curtailment gain	—	—	(0.3)	—	—	—
Net periodic benefit cost (income)	$ 2.2	$ (6.1)	$ (4.4)	$29.3	$27.1	$25.9

BorgWarner Inc. and Consolidated Subsidiaries

The Company's weighted-average assumptions used as of December 31, in determining the pension costs and pension liabilities shown above were as follows:

(percent)

	Pension Benefits			Other Postretirement Benefits		
	2001	2000	1999	2001	2000	1999
U.S. plans:						
Discount rate	7.25	7.5	8.0	7.25	7.5	8.0
Rate of salary progression	4.5	4.5	4.5			
Expected return on plan assets	9.5	9.5	9.5			
Foreign plans:						
Discount rate	5.5-6.0	5.5-6.0	5.5-6.0			
Rate of compensation increase	2.5-4.0	2.5-4.0	2.5-4.5			
Expected return on plan assets	6.5	6.0	6.0			

The weighted-average rate of increase in the per capita cost of covered health care benefits is projected to be 10% in 2002 grading down annually until the ultimate rate of 4.5% is reached in 2007. A one-percentage point change in the assumed health care cost trend would have the following effects:

(millions of dollars)

	One Percentage Point	
	Increase	Decrease
Effect on postretirement benefit obligation	$46.5	$(39.9)
Effect on total service and interest cost components	$ 4.7	$ (3.9)

9 Stock Incentive Plans

Stock option plans Under the Company's 1993 Stock Incentive Plan, the Company may grant options to purchase shares of the Company's common stock at the fair market value on the date of grant. In 2000, the Company increased the number of shares available for grant by 1,200,000 to 2,700,000 shares. The options vest over periods up to three years and have a term of ten years from date of grant. As of December 31, 2001, there are 1,493,220 outstanding options on the 1993 Stock Incentive Plan.

The Company accounts for stock options in accordance with Accounting Principles Board Opinion No. 25. Accordingly, no compensation cost has been recognized for fixed stock options because the exercise price of the stock options exceeded or equaled the market value of the Company's common stock at the date of grant.

A summary of the plan's shares under option at December 31, 2001, 2000 and 1999 follows:

	2001		2000		1999	
	Shares (thousands)	Weighted-Average Exercise Price	Shares (thousands)	Weighted-Average Exercise Price	Shares (thousands)	Weighted-Average Exercise Price
Outstanding at beginning of year	1,248	$41.22	861	$43.37	654	$38.85
Granted	442	47.99	506	36.11	266	53.25
Exercised	(129)	22.51	(54)	19.59	(28)	22.35
Forfeited	(68)	45.18	(65)	47.77	(31)	52.03
Outstanding at end of year	1,493	$44.67	1,248	$41.22	861	$43.37
Options exercisable at year-end	423	$46.81	431	$38.12	328	$28.32
Options available for future grants	895					

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding (thousands)	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable (thousands)	Weighted-Average Exercise Price
$22.50 – 44.19	584	7.5	$34.95	107	$28.63
$48.28 – 53.44	638	8.5	49.50	138	51.06
$53.88 – 57.31	271	7.0	54.24	178	54.44
$22.50 – 57.31	1,493	7.9	$44.67	423	$46.81

Notes to Consolidated Financial Statements

Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes options pricing model with the following weighted-average assumptions:

	2001	2000	1999
Risk-free interest rate	5.02%	6.50%	5.43%
Dividend yield	1.49%	1.52%	1.49%
Volatility factor	32.73%	32.54%	31.88%
Weighted-average expected life	6.5 years	6.5 years	6.5 years

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net earnings and earnings per share, adjusted to include pro forma expense related to stock options, are as follows:

	(millions of dollars, except per share and option amounts)		
	2001	2000	1999
Net earnings – as reported	$66.4	$94.0	$132.3
Net earnings – pro forma	64.8	92.5	130.7
Earnings per share – as reported (basic)	2.52	3.56	5.10
Earnings per share – as reported (diluted)	2.51	3.54	5.07
Earnings per share – pro forma (basic)	2.46	3.50	5.04
Earnings per share – pro forma (diluted)	2.45	3.48	5.01
Weighted-average fair value of options granted during the year	17.28	13.63	19.45

Executive stock performance plan The Company has an executive stock performance plan which provides payouts at the end of successive three-year periods based on the Company's performance in terms of total stockholder return relative to a peer group of automotive companies. Payouts earned are payable 40% in cash and 60% in the Company's common stock. For the three-year measurement periods ended December 31, 2001, 2000 and 1999, the amounts earned under the plan and accrued over the three-year periods were $5.2 million, $3.4 million and $2.0 million, respectively. Under this plan, 25,860 shares, 21,818 shares and 21,892 shares were issued in 2001, 2000 and 1999, respectively. Estimated shares issuable under the plan are included in the computation of diluted earnings per share as earned.

Earnings per share In calculating earnings per share, earnings are the same for the basic and diluted calculations. Shares increased for diluted earnings per share by 148,000, 96,000 and 130,000 for 2001, 2000 and 1999, respectively, due to the effects of stock options and shares issuable under the executive stock performance plan.

10 Other Comprehensive Income

The components of other comprehensive income in the Consolidated Statements of Stockholders' Equity, net of tax effects, are as follows:

	(millions of dollars)		
For the Year Ended December 31,	2001	2000	1999
Foreign currency translation adjustment	$(14.6)	$(28.0)	$11.9
Income taxes	(3.8)	(0.2)	—
Net foreign currency translation adjustment	(18.4)	(28.2)	11.9
Minimum pension liability adjustment	(29.7)	(0.1)	(0.1)
Income taxes	11.0	—	—
Net minimum pension liability adjustment	(18.7)	(0.1)	(0.1)
Other comprehensive income (loss)	$(37.1)	$(28.3)	$11.8

The components of accumulated other comprehensive income (net of tax) in the Consolidated Balance Sheets are as follows:

	(millions of dollars)	
December 31,	2001	2000
Foreign currency translation adjustment	$(34.2)	$(15.8)
Minimum pension liability adjustment	(18.9)	(0.2)
Accumulated other comprehensive income	$(53.1)	$(16.0)

11 Contingent Liabilities

The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency and certain state environmental agencies and private parties as potentially responsible parties (PRPs) at various hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act (Superfund) and equivalent state laws and, as such, may presently be liable for the cost of clean-up and other remedial activities at 43 such sites. Responsibility for clean-up and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula.

Based on information available to the Company, which in most cases, includes: an estimate of allocation of liability among PRPs; the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the cost apportioned to them; currently available information from PRPs and/or federal or state environmental agencies concerning the scope of contamination and estimated remediation costs; remediation alternatives; estimated legal fees; and other factors, the Company has established a reserve for indicated environmental liabilities with a balance at December 31, 2001 of approximately $25.5 million. The Company expects this amount to be expended over the next three to five years.

BorgWarner believes that none of these matters, individually or in the aggregate, will have a material adverse effect on its financial condition or future operating results, generally either because estimates of the maximum potential liability at a site are not large or because liability will be shared with other PRPs, although no assurance can be given with respect to the ultimate outcome of any such matter.

In connection with the sale of Kuhlman Electric Corporation, the Company agreed to indemnify the buyer and Kuhlman Electric for certain environmental liabilities relating to the past operations of Kuhlman Electric. During 2000, Kuhlman Electric notified the Company that it discovered potential environmental contamination at its Crystals Springs, Mississippi plant while undertaking an expansion of the plant.

The Company has been working with the Mississippi Department of Environmental Quality and Kuhlman Electric to investigate the extent of the contamination. The investigation has revealed the presence of PCBs in portions of the soil at the plant and neighboring areas. In mid 2001, Kuhlman Electric and others, including the Company, were sued by twenty-six plaintiffs in several lawsuits, which claim personal and property damage. The Company has moved to be dismissed from these lawsuits.

The Company has filed a lawsuit against Kuhlman Electric seeking a declaration of the scope of the Company's contractual indemnity. The Company believes that the reserve for environmental liabilities is sufficient to cover any potential liability associated with this matter.

12 Acquisitions and Divestitures

Acquisitions

Kuhlman Corporation

On March 1, 1999, the Company acquired all the outstanding shares of common stock of Kuhlman Corporation, a manufacturer of vehicle and electrical products, for a purchase price of $693.0 million. The Company funded the transaction by issuing 3,287,127 shares of the Company's common stock valued at $149.8 million and by borrowing $543.2 million in cash. The Company also assumed additional indebtedness for the settlement of certain long-term incentive programs and severance programs, which amounted to approximately $14 million, net of tax benefits, and refinanced Kuhlman's other existing indebtedness assumed of $131.6 million.

Notes to Consolidated Financial Statements

The vehicle products businesses were accounted for as a purchase and the Company began consolidating their results since the date of acquisition. These businesses have been integrated into the Air/Fluid Systems, Cooling Systems and Morse TEC segments.

The electrical products businesses acquired from Kuhlman consisted of Kuhlman Electric and Coleman Cable. These businesses manufactured transformers for the utility industry and wire and cable for utilities and other industries. These products did not fit the Company's strategic direction and, at the time of the Kuhlman Acquisition, the Company announced that it intended to sell the businesses. These businesses were accounted for as businesses held for sale during 1999, and as such, no sales or income between the date of acquisition and their dates of sale was included in the consolidated results of the Company.

In 1999, Kuhlman Electric was sold to Carlyle Group, L.L.C. for $120.1 million, including debt securities with a face value of $15.0 million. The $137.3 million sale of Coleman Cable to a group of equity investors included debt securities with a face value of $15.3 million. See Note One for the carrying value of debt securities related to the sales. Proceeds from the sales were used to repay indebtedness.

Eaton Corporation's Fluid Power Division

On October 1, 1999, the Company acquired Eaton Corporation's Fluid Power Division, one of the world's leading manufacturers of powertrain cooling solutions for the global automotive industry for $321.7 million in cash. The Company accounted for the acquisition as a purchase and began consolidating it in October 1999.

The following unaudited pro forma information has been prepared assuming that both the Kuhlman merger and the Eaton Corporation's Fluid Power Division acquisition had occurred at the beginning of 1999, and includes adjustments for estimated amounts of goodwill amortization, increased interest expense on borrowings incurred to finance the transactions, elimination of expenses related to Kuhlman's corporate headquarters which has been closed, exclusion of revenues, costs and expenses for Kuhlman's electrical products businesses, including an allocation of goodwill amortization and interest expense, and the tax effects of all preceding adjustments. Sales from divested operations of $41.3 million in 1999 are included in the pro forma sales amounts.

Year Ended December 31,	(millions of dollars, except per share amounts) 1999
Net sales	$2,684.4
Net earnings	134.8
Net earnings per share	
Basic	5.04
Diluted	5.03

13 Operating Segments and Related Information

The Company's business is comprised of five operating segments: Air/Fluid Systems, Cooling Systems, Morse TEC, TorqTransfer Systems and Transmission Systems. These reportable segments are strategic business units which are managed separately because each represents a specific grouping of automotive components and systems. The Company evaluates performance based on earnings before interest and taxes, which emphasizes realization of a satisfactory return on the total capital invested in each operating unit. Intersegment sales, which are not significant, are recorded at market prices.

BorgWarner Inc. and Consolidated Subsidiaries

Operating Segments

(millions of dollars)

	Sales			Earnings Before Interest and Taxes	Year End Assets	Depreciation/ Amortization	Long-Lived Assets Expenditures[d]
	Customers	Inter-segment	Net				
2001							
Air/Fluid Systems	$ 350.2	$ 7.6	$ 357.8	$ 12.9	$ 382.1	$ 21.6	$ 17.6
Cooling Systems[a]	220.5	—	220.5	7.5	510.1	27.7	14.6
Morse TEC	846.7	22.7	869.4	119.8	1,066.4	53.5	75.7
TorqTransfer Systems	498.7	1.4	500.1	24.1	266.6	18.7	38.0
Transmission Systems	417.5	11.3	428.8	48.5	359.6	22.3	26.6
Divested operations and businesses held for sale[b]	18.0	—	18.0	(0.2)	—	0.2	—
Intersegment eliminations	—	(43.0)	(43.0)	—	—	—	—
Total	2,351.6	—	2,351.6	212.6	2,584.8	144.0	172.5
Corporate, including equity in affiliates	—	—	—	(30.3)	186.1[c]	2.2	10.4
Restructuring and other non-recurring charges	—	—	—	(28.4)	—	—	—
Consolidated	$2,351.6	$ —	$2,351.6	$153.9	$2,770.9	$146.2	$182.9
2000							
Air/Fluid Systems	$ 419.0	$ 8.8	$ 427.8	$ 35.7	$ 403.2	$ 20.7	$ 27.0
Cooling Systems[a]	280.8	0.5	281.3	32.1	536.8	27.9	16.7
Morse TEC	860.0	25.8	885.8	127.4	1,017.7	50.3	82.8
TorqTransfer Systems	524.9	1.8	526.7	37.2	250.3	18.0	19.2
Transmission Systems	428.5	9.0	437.5	46.0	353.1	22.6	32.6
Divested operations and businesses held for sale[b]	132.7	0.2	132.9	3.2	73.6	2.9	4.6
Intersegment eliminations	—	(46.1)	(46.1)	—	—	—	—
Total	2,645.9	—	2,645.9	281.6	2,634.7	142.4	182.9
Corporate, including equity in affiliates	—	—	—	(7.3)	104.9[c]	3.1	13.9
Restructuring and other non-recurring charges	—	—	—	(62.9)	—	—	—
Consolidated	$2,645.9	$ —	$2,645.9	$211.4	$2,739.6	$145.5	$196.8
1999							
Air/Fluid Systems	$ 406.3	$ 7.6	$ 413.9	$ 36.5	$ 407.9	$ 19.4	$ 14.4
Cooling Systems[a]	140.2	2.6	142.8	17.9	560.8	11.4	7.7
Morse TEC	771.4	25.5	796.9	109.7	1,007.4	43.7	88.4
TorqTransfer Systems	560.9	2.4	563.3	41.2	261.3	18.5	31.0
Transmission Systems	405.2	8.2	413.4	54.1	356.0	22.7	21.1
Divested operations and businesses held for sale[b]	174.6	3.4	178.0	6.9	123.4	6.1	6.2
Intersegment eliminations	—	(49.7)	(49.7)	—	—	—	—
Total	2,458.6	—	2,458.6	266.3	2,716.8	121.8	168.8
Corporate, including equity in affiliates	—	—	—	(10.1)	253.9[c]	1.6	—
Consolidated	$2,458.6	$ —	$2,458.6	$256.2	$2,970.7	$123.4	$168.8

(a) Cooling Systems was added in 1999.
(b) Fuel Systems was sold in 2001. The HVAC business was sold in 2000. The forged powdered metal race business was sold in 1999.
(c) Corporate assets, including equity in affiliates, are net of trade receivables sold to third parties, and include cash, marketable securities, deferred taxes and investments and advances.
(d) Long-lived asset expenditures includes capital spending and additions to non-perishable tooling, net of customer reimbursements.

Notes to Consolidated Financial Statements

The following table reconciles segments' earnings before interest and income taxes to consolidated earnings before income taxes.

	(millions of dollars)		
	2001	2000	1999
Earnings before interest and income taxes	$153.9	$211.4	$256.2
Interest expense and finance charges	(47.8)	(62.6)	(49.2)
Earnings before income taxes	$106.1	$148.8	$207.0

Geographic information   No country outside the U.S., other than Germany, accounts for as much as 5% of consolidated net sales, attributing sales to the sources of the product rather than the location of the customer. For this purpose, the Company's 50% equity investment in NSK-Warner (Note Five) amounting to $128.8 million at December 31, 2001 is excluded from the definition of long-lived assets, as are goodwill and certain other noncurrent assets.

	(millions of dollars)					
	Net Sales			Long-Lived Assets		
	2001	2000	1999	2001	2000	1999
United States	$1,687.4	$1,960.2	$1,848.4	$638.5	$591.9	$574.1
Europe:						
Germany	347.5	350.0	325.6	148.5	132.3	128.9
Other Europe	162.2	183.2	165.6	64.4	60.6	67.1
Total Europe	509.7	533.2	491.2	212.9	192.9	196.0
Other Foreign	154.5	152.5	119.0	75.5	88.6	89.2
Total	$2,351.6	$2,645.9	$2,458.6	$926.9	$873.4	$859.3

Sales to major customers   Consolidated sales included sales to Ford Motor Company of approximately 30%, 30% and 31%; to DaimlerChrysler of approximately 21%, 19% and 19%; and to General Motors Corporation of approximately 12%, 13% and 13% for the years ended December 31, 2001, 2000 and 1999, respectively. No other single customer accounted for more than 10% of consolidated sales in any year between 1999 and 2001. Such sales consisted of a variety of products to a variety of customer locations worldwide. Each of the five operating segments had significant sales to all three of the customers listed above.

BorgWarner Inc. and Consolidated Subsidiaries

Interim Financial Information (Unaudited)

The following information includes all adjustments, as well as normal recurring items, that the Company considers necessary for a fair presentation of 2001 and

2000 interim results of operations. Certain 2001 and 2000 quarterly amounts have been reclassified to conform to the annual presentation.

(millions of dollars, except per share amounts)

Quarter Ended,	2001					2000				
	March 31	June 30	Sept. 30	Dec. 31	Year 2001	March 31	June 30	Sept.30	Dec. 31	Year 2000
Net sales	$606.8	$602.0	$559.9	$582.9	$2,351.6	$730.2	$700.9	$618.5	$596.3	$2,645.9
Cost of sales	471.1	458.4	429.7	442.8	1,802.0	550.3	531.3	473.0	448.5	2,003.1
Depreciation	27.0	25.7	25.5	26.0	104.2	26.2	25.9	25.2	24.9	102.2
Selling, general and administrative expenses	55.6	59.3	55.5	63.9	234.3	63.5	57.8	57.5	65.3	244.1
Minority interest	0.7	0.7	1.1	1.3	3.8	0.7	0.4	0.8	0.8	2.7
Goodwill amortization	10.6	10.3	10.4	10.7	42.0	11.0	10.7	10.8	10.8	43.3
Restructuring and other non-recurring charges	—	—	—	28.4	28.4	—	—	32.6	30.3	62.9
Equity in affiliate earnings, net of tax and other income	(4.5)	(4.6)	(3.9)	(4.0)	(17.0)	(3.5)	(4.7)	(4.2)	(11.4)	(23.8)
Earnings before interest expense, finance charges and income taxes	46.3	52.2	41.6	13.8	153.9	82.0	79.5	22.8	27.1	211.4
Interest expense and finance charges	12.8	12.4	12.3	10.3	47.8	15.9	15.9	15.9	14.9	62.6
Earnings before income taxes	33.5	39.8	29.3	3.5	106.1	66.1	63.6	6.9	12.2	148.8
Provision for income taxes	12.4	15.1	10.9	1.3	39.7	25.1	23.5	1.7	4.5	54.8
Net earnings	$ 21.1	$ 24.7	$ 18.4	$ 2.2	$ 66.4	$ 41.0	$ 40.1	$ 5.2	$ 7.7	$ 94.0
Net earnings per share – basic	$ 0.80	$ 0.94	$ 0.70	$ 0.08	$ 2.52	$ 1.54	$ 1.52	$ 0.20	$ 0.30	$ 3.56
Net earnings per share – diluted	$ 0.80	$ 0.93	$ 0.70	$ 0.08[a]	$ 2.51[a]	$ 1.53	$ 1.51	$ 0.20[b]	$ 0.30[b]	$ 3.54[b]

(a) Diluted earnings per share excluding the fourth quarter non-recurring charges were $0.80 for the quarter ended December 31, 2001 and $3.23 for the year ended December 31, 2001.
(b) Diluted earnings per share excluding the restructuring and other non-recurring charges for the quarters ended September 30, 2000 and December 31, 2000 and for the year ended December 31, 2000 were $0.95, $1.02 and $5.01, respectively.

Selected Financial Data

| | (millions of dollars, except per share data) | | | | |
For the Year Ended December 31,	2001	2000	1999	1998	1997
Statement of Operations Data					
Net sales	$2,351.6	$2,645.9	$2,458.6	$1,836.8	$1,767.0
Cost of sales	1,802.0	2,003.1	1,888.5	1,450.7	1,375.4
Depreciation	104.2	102.2	91.3	74.8	70.4
Selling, general and administrative expenses	234.3	244.1	203.3	135.1	132.0
Minority interest	3.8	2.7	1.3	2.1	3.2
Goodwill amortization	42.0	43.3	32.1	16.8	16.7
Restructuring and other non-recurring charges	28.4[a]	62.9[b]	—	—	—
Equity in affiliate earnings, net of tax and other income	(17.0)	(23.8)	(14.1)	(10.3)	(13.2)
Interest expense and finance charges	47.8	62.6	49.2	26.9	24.6
Provision for income taxes	39.7	54.8	74.7	46.0	54.7
Net earnings	$ 66.4	$ 94.0	$ 132.3	$ 94.7	$ 103.2
Net earnings per share – basic	$ 2.52[a]	$ 3.56[b]	$ 5.10	$ 4.03	$ 4.35
Average shares outstanding (thousands) – basic	26,315	26,391	25,948	23,479	23,683
Net earnings per share – diluted	$ 2.51[a]	$ 3.54[b]	$ 5.07	$ 4.00	$ 4.31
Average shares outstanding (thousands) – diluted	26,463	26,487	26,078	23,676	23,934
Cash dividend declared per share	$ 0.60	$ 0.60	$ 0.60	$ 0.60	$ 0.60
Balance Sheet Data (at end of period)					
Total assets	$2,770.9	$2,739.6	$2,970.7	$1,846.1	$1,736.3
Total debt	737.0	794.8	980.3	393.5	338.1

(a) In 2001, the Company recorded $28.4 million in non-recurring charges. Net of tax, this totaled $19.0 million or $0.72 per diluted share. Earnings before non-recurring charges were $85.4 million or $3.23 per diluted share.

(b) In 2000, the Company recorded $62.9 million in restructuring and other non-recurring charges. Net of tax, this totaled $38.7 million or $1.47 per diluted share. Earnings before restructuring and other non-recurring charges were $132.7 million, or $5.01 per diluted share.